Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-273297

July 19, 2023

HEICO CORPORATION

Pricing Term Sheet

July 19, 2023

$600,000,000 5.250% Senior Notes due 2028 (the “2028 Notes”)

$600,000,000 5.350% Senior Notes due 2033 (the “2033 Notes”)

Issuer:	HEICO Corporation (the “Issuer”)

Guarantors:	Each of the Issuer’s existing and future subsidiaries that is or becomes a guarantor under the Issuer’s credit agreement

Securities Type:	Senior, unsecured

Ratings*:	Baa2 (stable) by Moody’s / BBB (stable) by Fitch

Trade Date:	July 19, 2023

Settlement Date**:	T+6; July 27, 2023

Size:	$600,000,000 aggregate principal amount of 2028 Notes $600,000,000 aggregate principal amount of 2033 Notes
Maturity:	August 1, 2028 for the 2028 Notes August 1, 2033 for the 2033 Notes
Coupon:	5.250% for the 2028 Notes 5.350% for the 2033 Notes
Issue Price:	99.860% of face amount for the 2028 Notes 99.632% of face amount for the 2033 Notes
Yield to maturity:	5.282% for the 2028 Notes 5.398% for the 2033 Notes
Spread to Benchmark Treasury:	+130 bps for the 2028 Notes +165 bps for the 2033 Notes

Benchmark Treasury:	4.000% due June 30, 2028 for the 2028 Notes 3.375% due May 15, 2033 for the 2033 Notes
Benchmark Treasury Price / Yield:	100-02+ / 3.982% for the 2028 Notes 96-30+ / 3.748% for the 2033 Notes
Interest Payment Dates:	February 1 and August 1 of each year, commencing February 1, 2024

Optional Redemption:

2028 Notes: Prior to July 1, 2028 (one month prior to the maturity date of the notes), at a redemption price equal to the greater of (i)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on July 1, 2028) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after July 1, 2028, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

2033 Notes: Prior to May 1, 2033 (three months prior to the maturity date of the notes), at a redemption price equal to the greater of (i)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on May 1, 2033) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to the date of redemption, and (ii) 100% of the principal amount of the notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after May 1, 2033, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Special Mandatory Redemption:	If the closing of the Wencor Acquisition has not occurred on or prior to the earlier of (i) February 14, 2024 (subject to extension to such later date to which the “Termination Date” (as defined in the Merger Agreement) may be extended in accordance with the terms of the Merger Agreement) and (ii) the date the Merger Agreement, including any amendment thereof, is terminated according to its terms, we will redeem the 2033 Notes in whole at a special mandatory redemption price equal to 101% of the aggregate principal amount of the 2033 Notes, plus accrued and unpaid interest on the principal amount of the 2033 Notes to but excluding the special mandatory redemption date.
Joint Book-Running Managers:	Truist Securities, Inc. BofA Securities, Inc. Wells Fargo Securities, LLC PNC Capital Markets LLC TD Securities (USA) LLC Credit Agricole Securities (USA) Inc.
Co-Managers:	Capital One Securities, Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC
CUSIP / ISIN:	2028 Notes: 422806 AA7 / US422806AA75 2033 Notes: 422806 AB5 / US422806AB58

(*)	A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

(**)	It is expected that delivery of the notes will be made against payment therefor on or about July 27, 2023, which will be the sixth business day following the date of pricing of the notes, or “T+6.” Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next three succeeding business days will be required, by virtue of the fact that the notes initially settle in T+6, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

HEICO Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents HEICO Corporation has filed with the SEC for more complete information about HEICO Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HEICO Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Truist Securities, Inc. at 1-800-685-4786, BofA Securities, Inc. at 1-800-294-1322 or Wells Fargo Securities, LLC by calling toll-free 1-800-645-3751.

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